

CARDIOME ® PHARMA CORP.

1441 Creekside, Drive, 6th floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME REPORTS FOURTH QUARTER AND FULL YEAR 2014 FINANCIAL RESULTS

*- Cardiome to conduct conference call and webcast today, March 12,
at 8:00 a.m. Eastern (5:00 a.m. Pacific)*

Vancouver, Canada, March 12, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its fourth quarter and year ended December 31, 2014. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Financial Results for 2014

Cardiome recorded a net loss of $18.2 million (loss of $1.12 per common share) for the year ended December 31, 2014, compared to net earnings of $4.8 million ($0.37 per common share) for the year ended December 31, 2013.

Revenue for the year ended December 31, 2014 was $30.0 million, an increase of $25.5 million from $4.5 million for the year ended December 31, 2013 primarily due to sales of AGGRASTAT®.

Cost of goods sold for the year ended December 31, 2014 increased to $10.0 million, compared to $0.9 million for the year ended December 31, 2013 primarily due to sales of AGGRASTAT®.

Selling, general and administration (SG&A) expenditures for the year ended December 31, 2014 increased to $33.8 million, compared to $16.4 million for the year ended December 31, 2013. The increase was primarily due to costs associated with the Correvio acquisition and an increase in sales and marketing costs to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®.

Financial Results for the Fourth Quarter of 2014

Cardiome recorded a net loss of $6.5 million (loss of $0.39 per common share) for the fourth quarter of 2014, compared to a net loss of $7.2 million (loss of $0.53 per common share) for the fourth quarter of 2013.

Revenue for the fourth quarter of 2014 was $7.0 million, an increase of $3.1 million from $3.9 million for the fourth quarter of 2013 due primarily to the recognition of a full quarter of AGGRASTAT® sales compared to six weeks in the fourth quarter of 2013.

SG&A expenditures for the fourth quarter of 2014 increased to $9.1 million, compared to $7.3 million for the fourth quarter of 2013 due primarily to costs associated with the Correvio acquisition and costs incurred to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®.

Liquidity and Outstanding Share Capital

At December 31, 2014, Cardiome had cash and cash equivalents of $12.7 million, compared to $11.0 million at December 31, 2013. As of March 11, 2015, Cardiome had 16,682,929 common shares issued and outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on Thursday, March 12, 2015 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial **416-764-8688** or **888-390-0546** and use conference ID **99060774**. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 12, 2015. Please dial **416-764-8677** or **888-390-0541** and enter code **060774#** to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.

Consolidated Balance Sheets
(In thousands of U.S. dollars, except share amounts)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash and cash equivalents	$ 12,708	$ 10,984
Restricted cash	2,320	2,323
Accounts receivable, net of allowance for doubtful accounts of $596 (2013 - $325)	9,504	6,674
Inventories	5,335	6,597
Prepaid expenses and other assets	1,703	1,749
Deferred tax assets	439	-
	32,009	28,327
Property and equipment	811	618
Intangible assets	16,156	18,069
Goodwill	318	318
Other assets	821	-
	$ 50,115	$ 47,332
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 13,388	$ 14,003
Current portion of long-term debt	1,714	-
Current portion of deferred consideration	3,044	3,688
	18,146	17,691
Long-term debt	10,286	-
Deferred consideration	4,544	6,997
	32,976	24,688
Stockholders' equity:		
Common stock	284,760	272,083
Authorized - unlimited number with no par value		
Issued and outstanding – 16,591,002 (2013 – 14,958,277)		
Additional paid-in capital	34,229	33,349
Deficit	(318,973)	(300,746)
Accumulated other comprehensive income	17,123	17,958
	17,139	22,644
	$ 50,115	$ 47,332

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands of U.S. dollars, except share and per share amounts)

	Three months ended December 31,		Twelve months ended December 31,	
	2014	2013	2014	2013
Revenue:				
Product and royalty revenue	$ 6,976	$ 3,893	$ 30,042	$ 4,143
Licensing and other fees	-	(26)	-	368
	6,976	3,867	30,042	4,511
Cost of goods sold	3,618	889	10,027	936
	3,358	2,978	20,015	3,575
Expenses:				
Selling, general and administration	9,143	7,282	33,813	16,446
Research and development	99	40	637	476
Amortization	540	325	2,150	649
Acquisition costs	-	1,494	-	1,494
Restructuring	-	1,337	-	1,207
	9,782	10,478	36,600	20,272
Operating loss	(6,424)	(7,500)	(16,585)	(16,697)
Other expense (income):				
Interest expense	508	121	1,483	87
Other expense (income)	36	(142)	136	(633)
Foreign exchange gain	(144)	(349)	(26)	(192)
Gain on settlement of debt	-	-	-	(20,834)
	400	(370)	1,593	(21,572)
Earnings (loss) before income taxes	(6,824)	(7,130)	(18,178)	4,875
Income tax expense (recovery)	(338)	102	49	102
Net earnings (loss)	$ (6,486)	$ (7,232)	$ (18,227)	$ 4,773
Other comprehensive loss:				
Foreign currency translation adjustments	329	227	835	227
Comprehensive income (loss)	$ (6,815)	$ (7,459)	$ (19,062)	$ 4,546
Earnings (loss) per common share				
Basic and diluted	$ (0.39)	$ (0.53)	$ (1.12)	$ 0.37
Weighted average common shares outstanding				
Basic	16,527,655	13,658,605	16,230,308	12,769,844
Diluted	16,527,655	13,658,605	16,230,308	12,934,856

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows
 (In thousands of U.S. dollars)

		Three months ended December 31,		Twelve months ended December 31,	
		2014	2013	2014	2013
Operating activities:					
Net earnings (loss) for the year	$	(6,486)	$ (7,232)	$ (18,227)	$ 4,773
Items not affecting cash:					
Amortization		540	325	2,150	649
Amortization of deferred financing fees		222	-	222	-
Stock-based compensation		375	318	1,141	645
Write-down of property and equipment		-	-	188	-
Write-down of inventory		815	-	1,547	-
Gain on settlement of debt		-	-	-	(20,834)
Unrealized foreign exchange gain		(228)	(337)	(520)	(186)
Changes in operating assets and liabilities:					
Restricted cash		(52)	(2,118)	(175)	(2,059)
Accounts receivable		(1,666)	658	(3,495)	448
Inventories		(577)	3	(286)	(2,816)
Prepaid expenses and other assets		(410)	8	(393)	(18)
Deferred consideration		(558)	-	(558)	-
Accounts payable and accrued liabilities		3,988	2,514	(121)	2,630
Net cash used in operating activities		(4,037)	(5,861)	(18,527)	(16,768)
Investing activities:					
Restricted cash paid on acquisition		-	(1,266)	-	(1,266)
Restricted cash acquired on acquisition		-	1,143	-	1,143
Purchase of property and equipment		(495)	(13)	(522)	(39)
Increase in intangible assets		-	(91)	(78)	(147)
Net cash used in investing activities		(495)	(227)	(600)	(309)
Financing activities:					
Issuance of common stock		-	-	13,821	-
Share issue costs		-	-	(1,415)	-
Issuance of common stock upon exercise of stock options		148	8	148	8
Proceeds from issuance of long-term debt		-	-	12,000	-
Financing fees		(150)	-	(1,043)	-
Payment of deferred consideration		(218)	-	(2,540)	-
Proceeds from sale of property and equipment		-	62	-	149
Repayment of long-term debt		-	-	-	(13,000)
Net cash (used in) provided by financing activities		(220)	70	20,971	(12,843)
Effect of foreign exchange rate changes on cash and cash equivalents		(122)	(76)	(120)	(99)
Increase (decrease) in cash and cash equivalents in the period		(4,874)	(6,094)	1,724	(30,019)
Cash and cash equivalents, beginning of period		17,582	17,078	10,984	41,003
Cash and cash equivalents, end of year	$	12,708	$ 10,984	$ 12,708	$ 10,984
Supplemental cash flow information:					
Interest paid	$	120	$ 24	$ 1,104	$ -
Interest received		46	-	46	10
Net income taxes paid		120	73	332	73
Non-cash purchase of Correvio		-	20,314	-	20,314

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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